Exhibit D-2
SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
COVID-19
Following the outbreak of the COVID-19 pandemic in December 2019, Israel implemented measures to reduce the virus’s spread and mitigate negative economic impacts. Actions taken have included business closures, travel restrictions, mandatory face masks and social distancing guidelines. On December 19, 2020 the Government launched a mass two-dose vaccination program. The program initially targeted at-risk populations and was expanded to (i) population aged 16 and above on February 4, 2021 and (ii) population aged 12 and above on June 2, 2021. On July 30, 2021 the government resolved to launch a vaccination program to administer a third dose of the COVID-19 vaccine (colloquially referred to as “booster”). Initially targeting population aged 60 and above and at-risk populations, the booster program was expanded on August 29, 2021 to population aged 12 and above. In November 2021, the government approved the vaccination of children aged 5 to 11. As of the week ended January 1, 2022, over 69% of the Israeli population have received at least two doses of the vaccine. Under government policy, the vaccination is not administrable to approximately 9% of the Israeli population. As of the week ended January 1, 2022, Israel recorded a total of 1,390,737 COVID-19 cases and 8,244 COVID-19-related deaths.
In February 2020, Israel imposed a mandatory quarantine for travelers arriving from areas particularly affected by COVID-19, such as China, Italy and other East Asian and European countries. In March 2020, a mandatory quarantine period was put into effect for all travelers arriving from outside Israel. Throughout March 2020, restrictions were put into place within Israel on residents’ work-related activities. Access to public spaces was reduced, private sector activity was restricted, and the public sector was operating under emergency protocol, which limited the workforce to critical functions and employees defined by government regulations as ‘essential’. Additional measures were implemented, such as the requirement for individuals to remain within 100 meters of their homes unless required for essential services. The measures, taken to protect the health of Israelis also had an adverse effect on the economy, particularly on the business sector and unemployment rates. On April 19, 2020, the first lockdown ended. Over the following months the state began lifting some of its restrictions gradually. From September 18, 2020 to October 18, 2020, as a result of a spike in COVID-19 cases, Israel imposed its second nationwide lockdown. A third nationwide lockdown commenced on December 27, 2020, and was in place until February 7, 2021. Following the end of the third lockdown, the state began to re-open and to lift the remaining restrictions such as restrictions on businesses and social gatherings.
In June 2021, following a period of low infection rates and the gradual easing of lockdown measures during April-May 2021, the Delta variant was first identified in Israel. The Delta variant began to spread rapidly among unimmunized children, adolescents and immunized adults.
In June 2021, the Government reinstated its guidance to wear face-masks indoors and altered contact tracing guidance, which included recommending vaccinated individuals to undergo testing and, in certain cases, quarantine following confirmed exposure to COVID-19. In addition, several weeks after its termination by the authorities, the Green Pass program was reinstated as a requirement for fully vaccinated individuals and those who recovered from COVID-19 to gain access to certain public spaces. In response to global developments and spread of the virus and/or new variants, the Ministry of Health (“MoH”) continuously updated its COVID-19 risk-level assessment of other countries. Travelers entering Israel from high-risk countries were required to quarantine, regardless of such travelers’ vaccination or COVID-19 recovery status. On August 5, 2021, amid a steady rise in COVID-19 cases locally, the Government approved new restrictive measures, which included expanding the Green Pass program to include vaccine and mask-wearing requirements in order to gain admission to large gatherings, reinstating the recommendation to work from home and imposing increased restrictions on travel.

Ongoing monitoring indicated that as the Delta variant spread, vaccinated individuals were becoming infected and, in some cases, experiencing severe symptoms. The MoH analysis of national data indicated that the risk for breakthrough infections was related to the Delta variant and time elapsed since receipt of a second dose of the COVID-19 vaccine. Most of the Israeli at-risk population had been vaccinated in early 2021 and therefore were at a greater risk of breakthrough infection than more recently vaccinated individuals.
As COVID-19 infections continued to rise, at a time when minimal COVID-19 restrictions were in place, it became necessary for the Government to enact policies to protect Israel’s at-risk populations. In July 2021, the MoH recommended that a third dose of the COVID-19 vaccination be administered to severely immunocompromised individuals and individuals over the age of 60 in order to boost their immunity. On August 29, 2021 the administration of a third (“booster”) shot was offered to all individuals aged 12 and above, during a period when Israel had the highest COVID-19 infection rate per capita in the world. In November 2021, the vaccination was approved for children aged 5 to 11.
On November 26, 2021, the first cases of the novel “Omicron” variant were identified in Israel. In response, the government tightened restrictions in place in order to reduce its spread. Such restrictions included significantly limiting entry into Israel for individuals who are neither citizens nor residents, imposing quarantine requirements on individuals arriving from at-risk countries and the enhancement of Green Pass program restrictions within Israel.
Economic Developments
In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. Growth has averaged 3.8% from 2015 to 2019, which is slightly higher than the potential growth of the Israeli economy and higher than many OECD countries. Developments in the global economy are likely to influence the Israeli economy, particularly with respect to exports and those pertaining to the high-tech sector.
Israel’s economy was set to continue its growth trajectory in 2020 due to its strong labor market, growing high-tech sector and anticipated development of newly discovered gas fields. However, the global outbreak of the COVID-19 pandemic, the restrictions implemented to address it and the ensuing global economic impact have had a negative impact on the Israeli economy. As a result, Israel’s growth rate experienced a contraction of 4.9% (annual rate, seasonally adjusted) in the first quarter of 2020, followed by a contraction of 31.8% in the second quarter of 2020. Following the lifting of most COVID-19-related restrictions, Israel’s GDP recovered and grew at a rate of 39.6% in the third quarter of 2020, and by 10.6% in the fourth quarter of 2020. In total, the Israeli economy contracted 2.2% in 2020. In the first quarter of 2021, GDP contracted 1.9% (annual rate, seasonally adjusted) following the third lockdown. However, the economy recovered following the end of the third lockdown — growing at a rate of 14.2% in the second quarter of 2021 and at a rate of 2.5% in the third quarter of 2021.
In 2021, there was no change in Israel’s foreign currency credit rating and outlook from Fitch Ratings (“Fitch”), Moody’s Investor Services (“Moody’s”), or Standard & Poor’s Global Ratings (“S&P”).
Balance of Payments and Foreign Trade
Israel had a current account surplus of 5.5% of GDP in 2020 — the 18th consecutive year in which a positive surplus in the current account was recorded. The current account surplus was 3.7% of GDP in 2016, 2.9% of GDP in 2017, 2.8% of GDP in 2018 and 3.6% of GDP in 2019. In the first quarter of 2021 the current account surplus amounted to 6.2% of GDP followed by 5.5% in the second quarter (on a non-seasonally adjusted basis). Israel’s net exports was in surplus of $5.0 billion in 2016, $6.7 billion in 2017 and $3.1 billion in 2018. The net export increased to $8.7 billion in 2019, and then increased significantly to $19 billion in 2020. In the first quarter of 2021 net exports surplus amounted to $5.6 billion followed by $6.5 billion in the second quarter (on a non-seasonally adjusted basis).
In 2020, 30.9% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) were to the EU (decreasing from 33.7% in 2019), 23.1% were to the United States (increasing from 22.7% in 2019), 22.1% were to Asia (increasing from 21.2% in 2019) and 23.8% were to other markets (increasing from 22.4% in 2019). In 2020, 39.7% of Israel’s goods imports (excluding aircraft, ships and diamonds) originated from the EU (increasing from 37.7% in 2019), 25.1% from Asia (increasing from 22.3% in 2019), 11.4% from the United States (decreasing from 13.5% in 2019) and 23.8% from other countries (decreasing from 26.5% in 2019).
Over the past five years (measured from December 30, 2016 to December 31, 2021), the NIS/USD exchange rate has averaged at 3.4854 NIS / 1.00 USD, fluctuating between a high of 3.8620 (recorded on March 17, 2020) and a low of 3.0740 (recorded on November 17, 2021). The exchange rate as of December 31, 2021 stood at 3.1100 NIS/USD.
Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2020 stood at $173.3 billion (the equivalent of 43.5% of GDP, in 2019 terms) following the acquisition of $21.2 billion by the BoI in 2020. As of November 2021, reserves stood at $208.8 billion, which is the equivalent of 52.4% of GDP. The level of foreign currency reserves has been maintained at approximately 30% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the BoI has been purchasing foreign currency to counteract the adverse effect of natural gas production in Israel on the exchange rate. The BoI intends to reassess its policy concerning these purchases related to counteracting the effects of natural gas production after Israel’s sovereign wealth fund becomes operational, which is expected in 2022. The BoI purchased approximately $3.9 billion of foreign currency in 2019, $3.3 billion in 2018, $6.6 billion in 2017, $6.0 billion in 2016 and $8.8 billion in 2015. Of these, the amounts purchased that relate to offsetting the impact of the natural gas program were $1.5 billion in 2018, $1.5 billion in 2017, $1.8 billion in 2016, and $3.1 billion in 2015. In November 2018, the BoI announced that it would cease to purchase foreign currency to counteract the impact of the natural gas program.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
On March 23, 2021, Israel held elections for the fourth time in two years with a government being formed on June 13, 2021. In November 2021, the Knesset approved the budget and economic plan for the 2021 and 2022 fiscal years. The approved plan sets the deficit target at 6.8% of GDP for 2021 and 3.9% of GDP for 2022. As a result of increased revenues and lower than expected COVID-19-related expenditures, the deficit for 2021 is expected to be around 5% of GDP based on preliminary estimates, which is below the deficit target. Likewise, the debt-to-GDP ratio for 2021 is also expected to decrease.
Budget proposals in Israel are constrained by two parameters. The first is a “deficit ceiling” that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an “expenditure ceiling” that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
In 2019, the Government continued its debt-reduction policy, lowering government debt as a percent of GDP to 58.0% for 2019, a 0.8% reduction from 2018. Public debt (including local authorities’ debt) as a percent of GDP decreased to 59.5% for 2019, a decrease of 0.9% from 2018. In 2020, as a result of COVID-19-related unanticipated expenditures and lower than expected revenues, the deficit rose to 11.4% of GDP, which was significantly above the deficit target set for the year. Likewise, the public debt-to-GDP ratio for 2020 amounted to 71.7%, representing a significant increase from 59.5% in 2019.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (2010 to 2020) was approximately 0.9%, slightly below the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. Measured at year-end, the CPI growth rate was negative in 2016 amounting to −0.2%, returned to positive values in 2017 at 0.4% and grew by 0.8% in 2018 and 0.6% in 2019. In 2020 the CPI fell by 0.7%. Between December 2020 and November 2021, the CPI increased by 2.5%.
Between 2004 and 2008, the key interest rate set by the BoI fluctuated between 3.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008, the BoI began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the BoI began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the BoI once again began to consistently reduce the key interest rate, until it reached 0.1% in March 2015. The rate remained until December 2018 when the BoI increased it to 0.25%. In April 2020, the BoI lowered the rate to 0.1% due to COVID-19 and its impact on the economy and has not changed it since. The real interest rate averaged −0.1%, −0.2%, −0.9%, -0.8% and 0.1% in 2016, 2017, 2018, 2019 and 2020 respectively. As of the end of November 2021, the real interest rate (nominal interest rate less inflation expectations) was −2.5%.
Labor Market
Prior to the outbreak of COVID-19, the labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.0%, slightly lower than the annual average of 63.5% in 2019. Unemployment averaged 3.5%, slightly lower than the annual average of 3.8% in 2019.
Since the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. Total unemployment in 2020 was 4.3% with an additional 9.5% absent from work due to reasons related to COVID-19, such as unpaid leave and an additional 1.4% that left the labor force due to reasons related to COVID-19, such as dismissal or workplace closure from March 2020. As of November 2021, the unemployment rate stood at 4.6% with an additional 0.5% absent from work due to reasons related to COVID-19, and an additional 1.4% that left the labor force due to reasons related to COVID-19.
Capital Markets
The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the Bank of Israel’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 4,404.3 billion at the end of 2020, which represents growth of 7.8%, 11.2% and 1.4% in 2020, 2019 and 2018, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2021, the TA-35 and TA-125 indices increased by 32.0% and 31.1%, respectively, compared to increases in the S&P 500 26.9% and the NASDAQ 21.4% over the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the 2043 bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bond due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bond due 2049.
In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual- listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions, and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The executive power of the State of Israel is held by a democratically-elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the ‘Head of State’, and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, whom is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations” below). Despite this, there has been ongoing tension at the border between Israel and Gaza.
In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israel, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to a relatively calm atmosphere from 2009 until 2011. Operation Cast Lead did not materially affect the Israeli economy.
From 2011 into 2012, Hamas intensified its terrorist activities and substantially increased its rocket attacks from Gaza, deploying long-range rockets capable of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, an eight-day military campaign against terrorist targets in Gaza. In the summer of 2014, in response to Hamas resuming firing rockets from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers, Israel took defensive military action and embarked on Operation Protective Edge. The aim of the operation was to put an end to Hamas’ rocket launches, some of which reached Israeli cities and towns as far away as 100 kilometers from Gaza. Operation Protective Edge concluded in August 2014.
In October 2015, there was an increase in acts of violence against Israelis, perpetrated mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, by the Palestinian Authority as well. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement of violence.
In May 2018, Hamas organized violent protests along the fence between Gaza and Israel. Many protesters were armed with knives and guns, and many hurled Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires along the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of its “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy to Jerusalem, and others associated the protests with the economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces (the “IDF”) have since launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a few Israeli casualties and the IDF conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli civilians and two Palestinians were killed by Hamas rocket fire. Within three days this wave of violence was suppressed and a ceasefire was agreed.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across Israel. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities, including the Hamas headquarters, underground tunnels, rocket launchers, military posts and other Hamas infrastructure. A ceasefire was reached on May 21, 2021.
Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of implementation of a prisoner release by Israel for which government approval was imminent, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen international conventions. The Palestinians then announced their intentions to form a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government, however further progress has not been made since.
In February 2020, then-U.S. President Donald Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as an important opportunity. Then-Prime Minister Netanyahu declared that the plan will be reviewed in full coordination with the U.S., while maintaining all of Israel’s peace agreements and strategic interests.
Abraham Accords.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (UAE) was reached and in September 2020 the Abraham Accords Peace Agreement was signed at the White House, officially establishing diplomatic relations. The Peace Agreement with the UAE was shortly followed by an agreement for the normalization of ties with the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in Manama in November 2020.

In December 2020, Israel and Morocco established full diplomatic relations. Most recently, in January 2021, Sudan signed the Abraham Accords Declaration during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum.
The Abraham Accords led to the stationing of official diplomatic representatives for the UAE, Bahrain and Morocco in Israel, and Israeli representatives in the UAE, Bahrain and Morocco. There have been many visits of official delegations between the countries, resulting in numerous bilateral agreements. As at the end of October 2021, trade between Israel and the UAE during 2021 was estimated to be valued at approximately $1 billion, direct flights have been established and partnerships and cooperation between Israel and the UAE have been set up in the fields of finance, culture and tourism.
The Abraham Accords have enhanced regional cooperation. On November 22, 2021, the governments of Jordan, Israel and the United Arab Emirates signed a landmark declaration of intent to build renewable electricity and water desalination facilities to address the threat posed by climate change on energy and water security in the region. In addition, on November 24, 2021, Israel and Morocco signed a defense Memorandum of Understanding (MOU), which formalizes defense relations between the countries and sets a foundation for future cooperation on intelligence and military training among others. This represents a significant step in the deepening relations of Israel and the Kingdom of Morocco, which already benefit from increased economic cooperation and bilateral tourism.
Privatization
Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2020, 98 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from privatizations between 2005 and 2020 totaled $4.5 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).
Loan Guarantee Program
In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. This program has been extended numerous times, most recently in 2019 until September 30, 2023 (with an option to carry forward unused guarantee amounts for an additional year). This allows the United States to provide access to up to approximately $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2016	2017	2018	2019	2020
Main Indicators
GDP (at constant 2015 prices)	1,218.4	1,271.7	1,322.4	1,372.3	1,342.7
Real GDP growth	4.5%	4.4%	4.0%	3.8%	-2.2%
GDP per capita (in NIS, at constant 2015 prices)	142,614	146,041	148,927	151,616	145,724
GDP per capita, percentage change	2.4%	2.4%	2.0%	1.8%	-3.9%
Inflation (change in CPI – annual average)	-0.5%	0.2%	0.8%	0.8%	-0.6%
Industrial production	1.7%	3.7%	3.5%	2.9%	6.3%
Business sector product (at constant 2015 prices)	900.7	934.6	969.3	1,007.7	974.3
Permanent average population (thousands)	8,546	8,713	8,883	9,054	9,217
Unemployment rate	4.8%	4.2%	4.0%	3.8%	4.3%(1)
Foreign direct investment (net inflows, in billions of dollars)	12.0	16.9	21.5	17.4	24.3
Trade Data
Exports (F.O.B) of goods and services
(NIS, at constant 2015 prices)	374.6	394.3	414.4	430.6	422.5
Imports (F.O.B) of goods and services
(NIS, at constant 2015 prices)	363.7	379.7	405.6	419.3	379.6
External Debt
External debt liabilities (in millions of dollars, at year-end)	87,128	90,084	94,307	103,202	130,410
Net external debt (in millions of dollars, at year-end)	-134,150	-164,162	-156,360	-170,256	-202,455
Government Debt
Total gross government debt (at end-of-year current prices)	740.8	747.1	788.3	823.2	983.9
Total gross government debt as percentage of GDP	60.5%	58.4%	58.8%	58.0%	70.2%
Revenues and Expenditures (net)
Revenues and grants	301.7	316.5	317.2	325.4	317.9
Expenditures	424.7	447.9	444.9	492.1	563.1
Expenditures other than capital expenditures	312.6	321.2	336.8	354.8	426.4
Development expenditures (including repayments of debt)	112.2	126.8	108.1	137.3	136.7
Repayments of debt	88.1	100.2	79.0	104.9	97.4

(1)
A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).